CARDERO RESOURCE CORP.

Form 51-102F1

Management’s Discussion and Analysis

For six months ended April 30, 2008

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cardero Resource Corp. (“Cardero” or the “Company”) and compares its financial results for six months ended April 30, 2008 to the previous year’s same period.  This MD&A should be read in conjunction with the Company’s audited financial statements for the year ended October 31, 2007.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.

This MD&A contains certain statements which may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated exploration program results and the timing thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, to obtain all necessary permits, licenses and approvals required to carry out work on its properties, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Additional information relating to the Company can be located on the Company’s web site www.cardero.com or on the SEDAR website at www.sedar.com.

DATE

This Management Discussion and Analysis reflects information available as at June 10, 2008.

THE BUSINESS OF THE COMPANY

Background

Cardero Resource Corp. is a junior resource mineral exploration company.  Its assets consist of mineral properties, common shares and warrants of other junior natural resource exploration companies and cash.  The Company funds its operations primarily through the sale of its equity securities.  The mineral exploration business is very high risk.  Major risks applicable to the Company include:

1.

The chance of finding an economic ore body is extremely small, and the vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

2.

The market for junior resource equities, where the Company raises funds, is extremely volatile.  Even though the Company believes that it has sufficient funds on hand to meet its current requirements, there is no guarantee that it will be able to raise additional funds as it requires them.

3.

The establishment of undisputed title to mineral properties is often a time consuming process and even though the Company has diligently investigated title to all its mineral properties there is no guarantee of title.

4.

Currency fluctuations may affect the Company as its transactions are often conducted in US dollars, Mexican and Argentinean pesos, and Peruvian Nuevo Soles.

5.

The Company’s properties are located in Mexico, Argentina and Peru and will be affected by the political stability and laws of those countries.

6.

There is no guarantee that the Company can obtain the necessary governmental permits, consents, approvals and licenses for its proposed operations as and when required.

7.

Environmental concerns and the fluctuation of metal prices, both of which are beyond the Company’s control, may significantly alter the economics of the exploitation of any mineral deposits that it may discover or acquire.

(See “Risk Factors”)

Exploration Activities

Cardero is actively assessing, acquiring interests in and exploring a number of mineral exploration properties, primarily those it considers to be prospective for gold, copper and iron.  At the present time, it is focusing its activities in Mexico, Argentina and Peru, where it has established subsidiaries and the infrastructure to enable it to actively work in such countries.  The Company, through its subsidiaries, holds, or has the right to acquire interests in, a large number of properties in these countries.  However, at the present time it does not consider all of these to be material as, in many cases, the properties are in the early stages of evaluation, or have not had sufficient work done on them by the Company to determine if they are material.  Cardero presently considers its material properties to be the Baja IOCG Project (Mexico), the Iron Sands Project (Peru), the Pampa de Pongo Iron Project (Peru), the Huachi Copper Porphyry (Argentina) and the Incahuasi SHV Project (Argentina).

Property	Total Costs as of October 31, 2007	Total Costs to April 30, 2008	Estimated Fiscal 2008 Expenditures(1)
Baja IOCG, Mexico	$ 5,577,320	$ 6,703,202	$ 500,000
Iron Sands, Peru	4,223,535	4,900,487	2,000,000
Pampa de Pongo, Peru	2,683,199	3,059,964	3,000,000
Huachi, Argentina	1,603,539	1,613,210	50,000
Incahuasi, Argentina	1,328,010	1,503,050	500,000

Note:

This amount represents the estimated exploration expenditures for 2007 fiscal year ending October 31, 2007 only, and to April 30, 2008.  Estimated expenditures are contingent upon ongoing successful results justifying further expenditures.

During the six months ended April 30, 2008 and to June 10, 2008, the Company carried out the following exploration activities:

Mexico

Baja IOCG

Anglo American Mexico S.A. de C.V. (“Anglo”) has completed transferring to the Company’s wholly owned Mexican subsidiary, Minerales Y Metales California, S.A. de C.V., all of the concessions acquired by Anglo on behalf of the joint venture (representing 13 exploration concessions covering approximately 50,112 hectares).  Following this transfer, the Company proposes, based upon an analysis of the results to date, to reduce the size of the overall property (which encompasses - including the concessions being transferred by Anglo - 20 exploration and 5 exploitation concessions covering approximately 64,954 hectares) to concentrate the land holdings over the most promising areas of the overall Baja IOCG Project.  Due to the existence of the lawsuit by Western Telluric Resources Inc. and Minera Olympic, S.A. de C.V. (see “Material Proceedings”), the Company did not carry out any work on the Baja IOCG Project during 2007, nor was it able to find a joint venture partner.

However, the settlement of this lawsuit during Q4 2007 has enabled the Company to recommence its search for potential joint venture partners.  Confidentiality agreements have been signed with several prospective partners.  One property visit is in progress in early June and another is planned for July.

If the Company is unable to secure a joint venture partner, or if a deal outlining significant drill expenditure cannot be finalised, the Company will, subject to financing, consider carrying out further work on its own on the Baja IOCG Project in the fiscal year ending October 31, 2008.  Such work would include an initial 3,000m drill program to test priority targets at San Fernando and San Jose.  In preparation for possible drilling at San Fernando, the Company has retained an experienced structural geologist to visit the property in early July.  The purpose of the fieldwork will be to determine the main controlling structures and to further refine priority drill targets.

Corrales Project

The Corrales project is located to the south of the Chihuahua state, 60km east from Parral, 28 km south-southwest from the city of Jiménez and 110 km south-southeast from Naica mine.  Corrales is a grass-roots CRD exploration project with significant mineralization exposed at surface.  The extent of surface alteration and geochemical anomalism is comparable to major CRD deposits in the regions.  The property has been exploited on a small scale by informal miners, exposing mineralization in shallow surface pits.  The property has not seen any modern exploration of any kind.

Cardero exploration to date has defined a discreet multi-element (Zn, Pb, Ag, Cu, Mn) soil anomaly on surface in a favourable structural setting.  The project area comprises interbedded limestones and dolostones of the Aurora Formation, which are intruded by late felsic dikes.  The area has seen significant alteration, including recrystalization, dolomitization, brown manganiferous calcite veins and stockwork, mineralized quartz stockworks, late black-calcite dolomite alteration, and barren white calcite veinlets.

Mineralization has been observed at surface and is spatially related to brown manganiferous calcite veining and to quartz veinlets.  Mineralization consists in hemimorphite, galena, zinc-oxides and copper oxides.  In the quartz veinlets and in the felsic dikes there is also oxidized pyrite.  The mapped altered and mineralized zone at surface measures 100-300m wide by 1,100m in length, which is a very significant surface footprint for a CRD prospect.

Cardero exploration to date has included 203 soil samples (100m x 50m samples) and 60 rock chip samples.  8 trenches were excavated in covered areas, adjacent to mapped alteration and mineralization, but failed to hit bedrock at 2.5m, being abandoned thereafter.  Multi-element soil anomalies demonstrate excellent coincidence with mapped alteration.   Mean rock chip sample results, separated by sample type, are summarized below.  Limestone and brown calcite samples collected within the main area of alteration are anomalous in Zn, Pb and Mn.  Mineralized samples average approximately 6% Zn and 3% Pb, but critically, they carry 3-6oz Ag.

Sample Type	Samples	Zn ppm	Pb ppm	Ag ppm	Cu ppm	Mn ppm
Limestone (<35% brown calcite veins)	18	2,866	1,592	3	149	2,134
Brown calcite	7	3,830	1,865	4	1,998	5,618
Mineralisation	7	5.77(%)	2.44(%)	104	3,408	4,787
Mineralisation Dump	3	6.60(%)	3.68(%)	216	6,152	4,927
Felsic Dyke	3	38	22	0	2	335
Barite	2	41	5	0	6	75
4 km southwest of mapping	4	266	252	3	50	859
Regional	12	12	4	0	2	1,290

To date the most important mineralized areas appear to be open in all directions.  Surface soil sample anomalies are open to the north and south.  As expected in CRD deposits, alteration and mineralization is demonstrably controlled by structures and lithological (permeability) control.  Mineralization occurs as tectonic fill breccias, replacement and veins/veinlets.

Cardero has completed negotiation with one individual and has a 5 year lease with an option to purchase a 100% interest in one mining concession covering a small scale barite extraction operation.  Cardero also holds a significant land position surrounding this concession through an 8,500 hectare exploration concession.

In order to attract a partner, the Company has carried out reconnaissance mapping.  As the Company is presently seeking a joint venture partner for the property there are no plans to carry out further work in 2008.

Calera Project

Calera is located in the state of Chihuahua, Mexico, 160km west of Chihuahua City.  Calera was first discovered in 1652, with medium-scale mining beginning in 1903 and in 1906 it was the first producer of zinc in Mexico.

The Calera property was mined following the discovery of the outcropping La Prieta chimney and later from underground, with the discovery of a single manto dipping southwest from the chimney.  Calera’s historical production was greater than 650,000 tons with grade of 50-100 g/t Ag, 5-7% Pb and 10-25% Zn.  Concentrates graded 2kg/t Ag, 75% Pb and 55% Zn.  The deposit was last mined between 1967 and 1983 using a small 60 tons/day metallurgical plant.  However, mining ceased once the depth extents of that system had been exhausted and no other exploration was undertaken from surface or underground.  The property has not seen any modern exploration drilling and with a demonstrably extensive alteration system, the potential for further discoveries is considered high.  Several targets are essentially drill-ready with no further geochemistry or geophysics required.

Calera is a carbonate-hosted Zn-Pb-Ag project associated to dioritic dikes.  It lies within an established belt of Mexican CRD deposits, on the edge of the Chihuahua Trough, coincident with the Mojave-Sonora Megashear – a fundamental crustal break.  The main ore body was the La Prieta Chimney with outcrop of 40 x 50m, 260m long (210m vertical depth).  The chimney contains massive sphalerite, galena (with silver) and trace chalcopyrite.

During reconnaissance mapping, 50 rock channel and characterization samples were collected.

Four samples of massive sulphide were collected in remnants of massive sulfides ore pockets inside the La Prieta Chimney, as follows:

Sample	Ag g/t	Pb %	Zn %	Cu ppm
717650	16	1.22	47.40	67
717651	378	21.60	37.70	18,800
717652	176	1.78	18.35	99
717653	64	10.85	12.90	38
Mean	158	8.86	29.10	n/a

Twenty samples of altered rock were taken, to characterise the geochemical signature over 70 x 350 m area within outcrops of calc-silicates (actinolite, hedenbergite, garnet, epidote), brown calcite, oxide manganese and hematitic jasper replacing limestones with moderate recrystallization, with the following results:

20 Samples	Ag g/t	Pb ppm	Zn ppm	Cu ppm	Mn ppm
Values: min-max	1 to 47	89 to 5,440	691 to 6,880	2 to 50	8,620 to 43,800
Mean	13	921	2,479	9	18,968

As these samples were intended to provide a fingerprint of altered samples, two samples, grading 3.18% Zn and 1.63% Zn, were excluded from this set.

The Company is completing option agreements with three concession holders, securing rights to 425 hectares on five claims.  Reconnaissance mapping and sampling has been completed and the Company is seeking a joint venture partner to advance exploration on the property.  No further work is planned until a joint venture partner has been secured.

Argentina

Sediment Hosted Vein (SHV) Project

The SHV project is an exploration program, based on a specific geological model, targeting the prospective 61,000 square kilometre Santa Victoria basin in north-western Argentina.  The SHV Project involves an ongoing reconnaissance program in the basin, accompanied by the acquisition of properties believed to be prospective for this type of deposit.  To date, the Company has acquired interests in, or the right to acquire an interest in, 18 separate properties (1,028.60) square kilometres in total), of which one has been dropped following further investigation.  The remainder make up the properties currently comprising the Company’s SHV Project.  Additional properties may be acquired, and existing properties may be abandoned or returned to their respective vendors, as reconnaissance and property evaluation is ongoing.  In addition to the ongoing reconnaissance program, work in the quarter was focussed on the Incahuasi property.

Incahausi Gold Project

Incahuasi is located in the Province of Catamarca, Argentina.  The property consists of seven minas and two cateos (665 hectares) centered on the former Incahuasi gold mine, the most significant historical high-grade Sediment Hosted Vein (SHV) type gold producer in the region.

During the quarter, the Company conducted a short drillhole program consisting of two drillholes for a total of 174 m.  Drillhole DDH-08-IH-06 was designed to test the depth extent of the main shear zone, 150m below surface.  The drillhole intersected significant faulting from 67 to 103 m and was abandoned.  Drillhole DDH-08-IH-07 was designed to test the western vein group, a structure parallel to the main shear zone.  The drillhole intersected a zone of significant quartz veining from 1.72-13.90 m with visible gold observed in core.

Results of analysis were received for the two drillholes, as well as results for various new analyses from the geological drilling conducted in 2007.  Highlights are as follows;

Drillhole	From	To	Results
DDH-IH-07-01	132	134	2m @ 0.31 g/t Au
DDH-IH-07-03	66	68	2m @ 0.85 g/t Au
and	102.1	103.5	1.4m @ 0.58 g/t Au
DDH-IH-07-04	139	141	2m @ 0.53 g/t Au
DDH-IH-07-05	12.1	12.8	0.7m @ 0.63 g/t Au
DDH-IH-08-07	10.75	13.2	2.45m @ 2.84 g/t Au
including			1.65m @ 4.25 g/t Au

The Company continues to believe that the Incahuasi project area still has significant future potential as a bulk-tonnage style target.  Accordingly, the Company plans to drop its option to acquire the seven minas over the historic Incahuasi Mine, but retain the two surrounding cateos (368 hectares) that are 100% owned by the Company.  However, no further work is planned on this property during 2008 as the Company continues to focus its efforts on its Peruvian Iron Ore assets.

Newmont Exploration Alliance

The Alliance, which has been in effect since September 1, 2007, operates within the northern portion of Cardero’s Sediment Hosted Vein (SHV) project area (“Alliance Area”), where Cardero holds twelve gold bearing properties encompassing some 1,200 square kilometres as part of its SHV Gold targeting initiative.  The Alliance Area covers an area of approximately 36,000 square kilometres.  Any properties acquired by the Alliance will be held, initially, 50:50 by Cardero and Newmont, subject to dilution for failure to contribute to ongoing exploration.

Newmont will not, by virtue of its participation in the Alliance, earn any interest in any existing Cardero properties in the Alliance Area.  However, it will have the right to elect to earn an interest in certain Cardero properties through separate option agreements.  Existing Cardero properties located within the Alliance area have been designated as either Option Properties or Excluded Properties.  Cardero has excluded four properties from the Alliance (Organullo, Piriquitas, Chingolo/Providencia and La Poma/Concordia).  All other Cardero properties within the Alliance Area have been designated as Option Properties.  Newmont has the right to elect to enter into an option to acquire an interest in any (or all) of the Option Properties at any time during the term of the Alliance upon prescribed terms.

Work Completed to Date

Sampling, using Newmont’s proprietary Bulk Leach Extractable Gold (BLEG) methodology, began in mid-September 2007.  Sampling has been continuous since that time, with 3 or 4 dedicated BLEG sampling teams employed at all times.  To date, 1,117 samples have been collected, screening an area of approximately 5,000 square kilometres.  Newmont completed interpretation of Aster satellite imagery of the Alliance Area in October 2007 and this interpretation helped prioritise areas for BLEG sampling.

Future Work

Partial analytical results from the BLEG sampling campaign have been returned and interpretation of these results in progress by the Company in conjunction with Newmont geologists and geochemists.  Targets identified will be prioritised for field follow-up.  This work will ideally place the Alliance to rapidly advance identified targets.

Terms of the Exploration Alliance Agreement

Expenditures under the Exploration Alliance Agreement will take place over 3 separate phases:

Phase I – Newmont and Cardero will jointly fund USD 1,500,000 in exploration expenditures within the Alliance Area on or before September 1, 2010.

Phase II – If the parties elect to continue after Phase I, then Cardero will be responsible for incurring an additional USD 1,500,000 in Phase II expenditures in the Alliance Area.  The funding for such expenditures will come from a private placement by Newmont in Cardero in that amount (at a price per unit equal to the 30 trading day closing average price of Cardero’s common shares at that time).

Phase III – If the parties elect to continue after Phase II, then Cardero will be responsible for funding an additional USD 1,500,000 in Phase III expenditures in the Alliance Area.  The funding for such expenditures will come from the exercise by Newmont of the warrants received in the Phase II private placement (which will have an exercise price of 150% of the unit subscription price in Phase II).

Cardero is the manager of the Alliance, and is entitled to charge a 10% management fee.  Any properties acquired by the Alliance will be held, initially, 50:50 by Cardero and Newmont, subject to dilution for failure by a party to contribute its pro rata share of ongoing expenditures.  Upon the unanimous decision of the management committee, or at the election of either party upon the Alliance having spent USD 100,000 on that specific Alliance acquired property, any Alliance acquired property can be made the subject of a separate joint venture (at which point Newmont may elect to become the manager of such specific project joint venture).  Following designation of an Alliance property as a specific project joint venture, expenditures will be jointly funded until the completion of 10,000 metres of drilling, at which time the party that is acting as manager may elect to earn an additional 12% by solely funding all expenditures necessary to complete a positive feasibility study identifying reserves on the property.  If the manager exercises such option, it will have the further option to earn an additional 13% (overall 75% interest) by solely funding the expenditures necessary to reach the commencement of commercial production.  If the manager exercises this second option it will recover the non-manager’s share of such costs, with interest, from 90% of the non-manager’s share of distributions from the project.

If a participant is diluted to a 10% or lesser interest, that interest will be converted into a 1% net smelter return royalty.

To date, the Alliance has incurred approximately USD 466,000 in expenditures.

Terms of Option Property Earn-In Agreement(s)

Newmont has the right to elect to enter into an option agreement to acquire an initial 50% interest in any Cardero Option Property.  Under such agreement, Newmont can earn an initial 50% interest in the Option Property by either spending USD 500,000 (plus any additional monies spent by Cardero on that Option Property since September 2007) or by completing a drilling program of 2,500 metres (or 2,500 metres plus one additional metre for each USD 200 spent by Cardero on that Option Property since September 2007), whichever is sooner.  Upon Newmont having earned its initial interest, the parties will commence joint funding and, upon the completion of 10,000 metres of drilling, the manager will have the same options to earn an aggregate 25% additional interest as in the Alliance specific project scenario above.

La Poma Silver-Lead Epithermal Project

The La Poma property lies within the Alliance area (see above) but is an Excluded Property and has been advanced by the Company on its own.  The property consists of 6 minas (exploitation concessions), covering approximately 3,752 hectares, including the former La Poma Silver-Lead Mine.  The property is located 24 kilometres from the town of San Antonio De Los Cobres and less than three hours drive from Salta.

Historically the La Poma Mine was exploited during the early 20th century up until 1964.  The mine was worked over a 2,000 metre strike length by both open pit and underground methods, with up to 1,100 metres of underground development.

To date, Cardero has completed due diligence sampling, reconnaissance mapping, an Induced Polarisation survey, and detailed mapping is in progress to generate drill targets.  A total of 12 lines (13,000 metres) of IP were completed during Q4 2007 in order to determine whether the known productive structures continue to depth in addition to along strike under younger cover.  Interpretation of the data has identified 6 new high priority targets, none of which are exposed at surface and none of which have been drill tested.

In total, the Company has now collected 54 surface rock samples, with silver values ranging from 0.4 g/t to 1370 g/t, lead ranging from below detection to 15.45%, and copper ranging from below detection to 2.47%.  Mean values from all 54 rock samples to date is 250 g/t silver, 5.73% lead, and 0.32% copper.

In late February 2008, the Company completed further detailed surface mapping and a short drilling program to demonstrate the depth-continuity of mineralization mapped at surface.  The drillhole program consisted of two drillholes for a total of 335 metres.

Drillhole DDH-08-LP-01 was designed to test the depth extent of the main western workings.  The drillhole intersected the mineralized fault at approximately 160 metres below surface, proving a vertical thickness of at least 160 metres.  The drillhole intersected 33 metres of anomalous mineralization comprised of carbonate veins with galena, sphalerite, chalcopyrite, chalcosite and possible sulfosalts, indicating that the mineralized zone, which is 6 metres thick at surface, is significantly thicker at depth.

Drillhole DDH-08-LP-02 was designed to test thickness and grade at shallow depths beneath the eastern workings. The drillhole intersected a 5 metre fault zone, 25 metres below the surface workings, grading 8.75 oz/t silver equivalent over 4 metres, within which 2 metres returned 17.03 oz/t silver equivalent.

Drill intersection highlights are as follows:

Drillhole	From	To	Results
DDH-LP-08-02	32	36	4 m @ 113.5 ppm Ag, 4.9% Pb
including	32	34	2 m @ 208.1 ppm Ag, 9.3% Pb
DDH-LP-08-01	204	217	13 m @ 0.12% Pb

Results indicate that the intersection in drillhole LP-08-01 is lower grade than that in drillhole LP-08-02, but they demonstrate a thicker mineralized section at approximately 160 metres below surface and only further drilling will determine the extent of high grade mineralization at these depth extents.

The drilling demonstrates that surface mineralization, extending over more than 2,000 m strike length, can be used as an indicator real potential at depth.  Mineralization has been tested at only two structural levels and remains open, even beyond the known surface exposures.  The six untested IP anomalies on the property remain untested and the potential for discovery of additional sub-parallel mineralized structures requires further drill testing.

The Company believes that the project has significant future potential but no further work is planned during 2008 as the Company continues to focus on its Peruvian Iron Ore assets.  The project is currently at an advanced stage of exploration, with mapping, sampling, geophysics and two drillholes complete.  In order to progress drill testing to the next stage, the Company is seeking a silver-focussed joint venture partner who can commit to drill testing of the numerous high priority targets which are drill ready.

Mina Pirquitas Silver Project

The Company’s Mina Pirquitas Project is located close to the village of Mina Pirquitas and approximately 108 kilometres by road from the town of Abra Pampa, in Juyuy Province, northwest Argentina.  The project consists of one exploration concession (4,382 hectares) staked by the Company in 2004.  Work by the Company identified two targets in the area based on regional structural targeting using satellite imagery, regional geophysical images and published geological maps.  The targets are based on north-trending antiformal fold hinges intersected by a northwest-trending fault zone.  To date, the Company has not conducted any exploration on the property.  The Company’s property partially surrounds the Pirquitas Project of Silver Standard Resources Inc.

A private company based in Australia (“optionee”) has agreed to terms whereby the optionee may earn an interest in the Mina Pirquitas project.  The agreement provides that the optionee may earn a 55% interest by incurring exploration expenditures of USD 1,000,000 over 4 years, of which USD 50,000 must be incurred in the first year.  Following the optionee having earned its interest, the parties will enter into a joint venture, and thereafter each party is required to contribute its proportional share of further expenditures or be diluted on a straight-line basis.  The agreement is subject to the execution of formal documentation and an initial draft of the agreement is currently being reviewed by the Company.

Huachi Project

The Huachi copper-gold property is located in San Juan Province in north-western Argentina.  The property has good access and exploration can be carried out on a year-round basis.  Mapping by the Company indicates that copper-gold mineralization is part of a large and well developed porphyry style hydrothermal system.

The Company will not be undertaking any further exploration at Huachi and is currently seeking a joint venture partner to advance the Huachi project.  Terms of the proposed JV will include significant drilling commitments to ensure that the targets are adequately tested in the upcoming field season. Several companies have signed confidentiality agreements and have received data for internal review.  However no negotiations have yet been commenced with, nor have any proposals been received from, potential partners.

Los Manantiales Project (formerly “Mina Angela”)

In March 2007, Cardero entered into a letter of intent with Hochschild Mining Holdings Limited (“HMHL”), a subsidiary of Hochschild Mining plc., pursuant to which it has granted HMHL the option to earn up to a 70% interest in the Los Manantiales Gold property, located in Chubut Province, Argentina.

HMHL is the operator of the project while it is completing its earn-in, and is responsible for formulating and implementing all work programs at the property.  As project operator, HMHL has advised the Company that it will commence an exploration program at the property in Q2 2008, contingent on receipt of work permits.

Peru

Pampa De Pongo

The Company exercised the option and acquired the property on 27 January 2008, making the final payment of USD$300,000.  Transfer of title from Rio Tinto to Cardero is in progress.

SRK Consulting Engineers and Scientists (“SRK”) has been retained to complete a mine scoping study, which commenced in February, 2008 with two site visits, and is currently scheduled to be completed in late July 2008.  The scoping study will focus on determining the likely mining methods and will include an initial caveability and fragmentation assessment of the central orebody.  Overburden characteristics, hydrogeology and major structural features will all be reviewed.  The scoping study will also determine the range of potential mining costs, which should permit the development of a financial model for the deposit.  In the main Central Zone, the top of the high-grade semi-massive magnetite resource is typically 350 metres below surface, with intersections up to 302 metres @ 51.6% iron and 0.10% copper.  The Company believes that this portion of the resource may be suitable for an underground cave mining operation.  The overlying zone includes shallow intersections of up to 347 metres @ 22.5% iron.  The scoping study will investigate the possibility of extracting this material from surface by open-pit methods.  This mineralisation has not been included in the current inferred resource and, if the extraction of this material appears viable, the scoping study will include an updated Pampa de Pongo Inferred Resource including this material.  To date, SRK has been on site and reviewed the drillcore.  The scoping study is scheduled to be completed in Q3 2008.

The Company has initiated a concurrent pre-feasibility study, which will include a 30,000 metre definition drill program at Pampa de Pongo, which is designed to upgrade the NI 43-101 Inferred Resource to a combination of Indicated and Measured Resource status.  SRK will design and oversee programs for the collection of geotechnical and geological data from drill core during the planned drill program, which is expected to commence when a drill rig is available.

The Company initiated and completed a comprehensive ground magnetic study during March 2008.  The data has been interpreted and modeled by Quantec Geophysics.  The survey identified a large 3D magnetic body, southeast of the central zone.  The new magnetic anomaly has previously been tested by drillhole PPD-004, which intersected which intersected 282 metres @ 31.3% iron, including 191 metres of massive magnetite, where composite grades range from 43.57% to 48.52% iron.  This considerably decreases the technical risk and increases confidence that the high priority anomaly represents a significant body of massive magnetite mineralization.  Previous drilling of 3D geophysical models in 2004 resulted in an excellent correlation between the dimensions of the model and ore-grade mineralization.

Cardero has received a drill permit for 20 drillholes at the Pampa de Pongo project.  The proposed drill program is planned to assess the considerable exploration potential of the project, in addition to resource definition drilling for the current mining prefeasibility study.  In tandem with this, the Company is also initiating a significant environmental monitoring program to ensure a smooth transition to the next phase of drill permitting.

Cardero is moving quickly to complete commercial-scale metallurgical test work for inclusion in the Mine Scoping Study.  Previous metallurgical test work completed by Met Chem (on behalf of Rio Tinto Exploration and Mining, was completed at bench-scale and demonstrated the viability of producing a high grade (66.6% to 66.9% Fe) pellet.  Cardero’s study will significantly expand the scope of the Met Chem work and use a larger 560kg sample to determine the feasibility of producing a premium Direct Reduction Iron (DRI) grade pellet on a commercial scale.  Based on the previous test work the Company is highly confident that the results will be positive.

Metallurgical testing will further assess beneficiation of ore material, including optimum grinding prior to Low Intensity Magnetic Separation.  The upgraded concentrate will undergo agglomeration testing in preparation for induration (strength testing) to produce Blast Furnace grade pellets.  Finally, the pellets will be subjected to an independent raw material evaluation, which will determine the viability of producing a premium DRI grade pellet product on a commercial scale.  Inclusion of positive, commercial-scale metallurgical work into the Mine Scoping Study will add significant value to the Pampa de Pongo project.  With guidance from SRK Consulting Engineers and Scientists (SRK), the Company is confident that the sample will be representative of overall deposit chemistry, providing high metallurgical confidence for the project moving forward.

A 560kg sample has been delivered to Natural Resources Research Institute (NRRI), Minnesota, one of the world’s leading Iron Ore metallurgical testing facilities.  NRRI were selected because of their previous experience pelletizing similar iron ore from the Marcona Mine, located approximately 35km to the northwest.  Details of the metallurgical testing were previously outlined in news release 08-13.  Full test results should be available in July.

Iron Sands Project

The Iron Sands project comprises 23 mining concessions which total 17,400 hectares.  A further 32 concessions, totalling 27,100 hectares, which previously formed part of the project, were abandoned during the previous quarter.  The Iron Sands Project consists of three separate groups of claims, each covering a different dune field, and known (from north to south) as the Carbonera, Pampa El Torro and Tanaca Dune fields.  The Iron Sands Project is located near the city of Nazca in the desert coastal region of southern Peru approximately 45 kilometres northeast of the port of San Juan and close to the large Marcona iron mine (approximate resource of 1.4Bt @ 54% iron), and to Cardero’s Pampa de Pongo iron deposit.

During the quarter, the Company completed installation and commissioning of the pilot plant.  A 40-tonne magnetic concentrate was subsequently processed ahead of schedule.  Pilot-plant throughput was increased from 2.8 tonnes per hour during commissioning to 18 tonnes per hour during concentrate production, resulting in significant time saving and an interpreted increase in magnetic concentrate grade to 52-55% Fe (unconfirmed grades based on handheld XRF measurements).  The concentrate will now be shipped to the National Energy Testing Laboratory (NETL), a testing facility in the US, for extensive commercial-scale melting tests aimed at producing a premium-quality pig iron product (96-98% Fe, 2-4% C, <0.05% deleterious elements), along with a vanadia and titania enriched slag.  Previous bench-scale testing of samples from the Iron Sands project has successfully produced high-grade pig iron on three separate occasions and Cardero is therefore very confident about demonstrating viability at the industrial level.

In tandem with the above work, SRK have been retained to complete the 43-101 compliant resource estimate for the Pampa El Toro Iron Sands Project.  As part of this study, a consultant from SRK Johannesburg is currently on site and the final report is scheduled to be completed during the third quarter of 2008.

Amable Maria Project

No work was carried out on the Amable Maria project during the quarter.  The Company is currently looking for a joint venture partner to advance this uranium project.

Qualified Person(s) and Quality Control/Quality Assurance

EurGeol Keith Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in this MD&A.

The work programs on the Company’s properties are designed and are supervised by Keith Henderson, Vice President, Exploration, of Cardero, either alone or in conjunction with independent consultants.  Mr. Henderson and such consultants, as applicable, are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the various project rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, initially in Mexico, Argentina and Peru.  Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which are primarily early to advanced stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Permits and Licenses:  The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties is and will continue to be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs.  The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There can be no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.  In particular, failure by the Company to raise the funding necessary to maintain in good standing the various option agreements it has entered into could result in the loss of the rights of the Company to such properties.

Foreign Counties and Regulatory Requirements:  All of the mineral properties held by the Company are located in Mexico, Argentina or Peru, where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian dollars.  Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Mexican and Argentine pesos and Peruvian nuevo soles.  The Company’s operations in Mexico, Argentina and Peru and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Price Fluctuations and Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual and extreme fluctuations in price will not occur.

Surface Rights and Access:  Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming.  In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access.  However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction

Title:  Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Investments

During the six months ended April 30, 2008, the Company sold 45,700 shares of ITH of gross proceeds of $92,557.  The Company held 2,954,300 common shares of ITH and common share purchase warrants to purchase an additional 2,000,000 common shares at a price of $1.00 until August 4, 2008. Following the completion by ITH of a significant private placement in April 2007, the Company holds approximately 7.4% of ITH as of April 30, 2008.

On April 24, 2007, the Company acquired 1,000,000 shares of Trevali Resources Corp. (“Trevali”), a former related party, at a gross cost of $100,000.  As there was no quoted market value for the shares of Trevali as at October 31, 2007, the Company considers its cost to be a reasonable estimate of fair value as of that date. Trevali commenced trading on the CNQ effective December 21, 2007. At April 30, 2008, the quoted market value of the Trevali common shares was $1.86, or a total market value for the Company’s shares of $1,860,000. Fair value adjustments for the six months ended April 30, 2008 amounted to unrealized gains of $1,760,000 recorded as comprehensive income. The Company held 3.2% of the Trevali issued and outstanding common shares as of April 30, 2008.

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results expressed in Canadian dollars, for the fiscal years 2006, 2007 and 2008:

Fiscal 2008

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 3,593	$ 17,427
Gain on sale of investment	-	66,963
Net income (loss)	(1,788,629)	(3,834,843)
Net loss per share	(0.04)	(0.07)
Comprehensive income (loss)	(1,058,629)	(7,285,919)

Fiscal 2007

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 82,190	$88,649	$ 59,079	$ 1,104
Gain on sale of investment	1,818,236	-	-	-
Net income (loss)	6,903	(2,001,964)	(1,479,139)	(5,667,290)
Net income per share	0.00	(0.04)	(0.03)	(0.13)
Comprehensive income (loss)	(303,097)	(1,001,964)	(329,139)	(8,827,290)

Fiscal 2006

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 93,787	103,878	102,400	51,313
Net loss	(951,779)	(1,113,123)	(3,530,664)	(2,594,576)
Net loss per share	(0.02)	(0.03)	(0.08)	(0.06)

Notes:

1)

There were no discontinued operations or extraordinary items in the periods under review.

2)

The basic and diluted losses per share were the same in each of the periods.

The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation and acquisition program and the timing and results of the Company’s exploration activities on its current properties, none of which are possible to predict with any accuracy.

RESULTS OF OPERATIONS

During the six months ended April 30, 2008, the Company had a net loss of $5,623,472 or $0.11 per share as compared to a net loss of $1,035,061 or $0.02 per share for 2007 (restated).  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company.  Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.  Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

	Six months ended April 30
	2008	2007
		(restated)
Net loss	$ 5,623,472	$ 1,035,061
Interest income	21,020	170,839
General and administrative costs	2,862,745	3,895,114
Stock-based compensation component	311,524	1,018,236
Write-down of resource properties	683,365	52,958

Six months ended April 30, 2008 compared to six months ended April 30, 2007

In the six months ended April 30, 2008 the Company had a net loss of $5,623,472 or $0.11 per share as compared to a net loss of $1,035,061 or $0.02 per share for the six months ended April 30, 2007.  During the previous year’s period, the Company had a realized gain of $1,818,236 on the sale of 1,000,000 shares of International Tower Hill Mines Ltd. (“ITH”) and an unrealized gain of $960,000 due to the fair value adjustments of the ITH warrants which are considered to be a derivative financial instrument. In the current period, the Company sold 45,700 shares of ITH, realizing a gain of $66,963 and an unrealized loss of $2,260,000 due to the fair value adjustments on the ITH warrants.  Property write-offs increased to $683,365 (one property in Argentina) compared to write-offs in the same period in 2007 of $52,958.  The following discussion explains the variations in the key components of these numbers.

The Company’s general and administrative costs totalled $2,862,745 compared to $3,895,114 in 2007.  The major expense categories involved in this decrease are the salaries (2008 - $708,337; 2007 - $1,422,749), property investigation (2008 - $282,133; 2007 - $643,170) due to less exploration activities, regulatory and transfer agent fee (2008 - $88,079, 2007 - $148,024) and consulting fees (2008 - $343,078, 2007 - $380,269).  This total decrease is offset by the increased expenses for investor relations (2008 - $555,117, 2007- $420,216). Subsidiary administrative costs amounted to $643,477 (2007 - $697,372), which decreased slightly due to lesser exploration activity and costs containment measures. (Also refer to the stock-based compensation component of the related expense categories below.)

The Company’s interest income of $21,020 (2007 - $170,839) reflects lower average cash balances. The foreign exchange gain (loss) of $94,655 (2007 - $(36,064)) arose principally as a result of strengthening in the Argentine and Peruvian currencies compared to the Canadian dollar.

Stock-based compensation has been included in the following expense categories:

	2008	2007
Salary	$ 124,610	$ 742,156
Consulting	-	178,144
Investor relations	186,914	98,393
Share issue costs	320,633	121,080
	$ 632,157	$ 1,139,773

All other administrative expenses have risen due to the general increase in the level of activity of the Company and increased expenses at its Latin American subsidiaries.

Three months ended April 30, 2008 compared to three months ended April 30, 2007

For the three months ended April 30, 2008, the Company incurred net losses of $3,834,843 as compared to net losses of $1,601,964 for the period ending April 30, 2007.  The explanations above relating to the six month period to April 30, 2008 also apply to the comparative analysis relating to the three months period ended April 30, 2007.

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds.  It relies on either the sale of its own shares as needed, or the sale or option of its mineral properties.  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.

When optioning properties the Company will sometimes issue its own stock to the vendor of the property as partial or full consideration for the property in order to conserve its cash.

On February 29, 2008, the Company closed a brokered private placement of 5,150,000 units and a non-brokered private placement of 2,351,000 units.  In each placement, the units were sold at $1.10 per unit, and each unit consisted of one common share and one-half of a warrant, and with one whole warrant being exercisable to purchase an additional common share at a price of $1.50 for a period of 24 months.  The net proceeds from the private placements totalled $7,388,413.  The Company paid a cash commission of $735,088 and issued 50,000 units valued at $1.10 per unit to the agent, together with legal costs of $127,601.  The Company also issued agent’s warrants in the brokered financing and 235,100 finder’s warrants in the non-brokered financing.  Each of such warrants is exercisable to acquire one common share for a period of 24 months at a price of $1.35.

As at June 10, 2008, the Company had working capital of approximately $4.1 millions, which it anticipates will likely be sufficient to cover its anticipated administrative and property payment expenses for the next 12 months.  However, the Company does not presently have sufficient funds to carry out all of its planned exploration programs for the next 12 months, and therefore additional funding will be required during the next year.  If the Company is unable to obtain any such additional funding as and when necessary, it would likely be required to scale back its property acquisition and/or exploration programs, sell, option or abandon some of its mineral properties or dispose of some or all of its investment in ITH or Trevali.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended April 30, 2008 and 2007, the Company incurred expenses paid to officers or directors of the Company or companies with common directors:

	2008	2007
Professional fees	$ 44,138	$ 53,500
Consulting fees	$ 45,000	$ 45,000

At April 30, 2008 there was $7,700 (October 31, 2007 - $7,769) included in accounts payable and accrued liabilities, and $467,902 (October 31, 2007- $220,646) included in accounts receivable owing to/from related parties. Professional fees include amounts paid to a law firm of which a director is a shareholder.

The Company recovered $101,850 during the period ended April 30, 2008 (2007 - $66,990) in rent and administration costs from Wealth Minerals Ltd., International Tower Hill Mines Ltd., Indico Resources Ltd., Athlone Energy Ltd. and Lawrence W. Talbot Law Corporation (“LWTLC”), companies with common officers or directors.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Effective October 1, 2005, the Company retained Mr. Carlos Ballon of Lima, Peru, to provide management services on behalf of the Company in Peru through his private Peruvian company, Minera Koripampa del Peru S.A., for a fee of USD 10,000 per month (reduced to USD 7,500 per month starting from March, 2007), which has been expensed to consulting fees. Mr. Ballon became President of Cardero Peru in April 2006. Accordingly, Mr. Ballon is a related party with respect to the Company.  Prior to Mr. Ballon becoming a related party, the Company entered into a number of mineral property acquisition/option agreements from either Minera Koripampa del Peru S.A. or Sudamericana de Metales Peru S.A., another private Peruvian company controlled by Mr. Ballon.  Such property transactions include those with respect to the Carbonera and Daniella Properties (note 6(c)(i)), the Pampa de Pongo Property (note 6(c)(ii)), the Katanga Property (note 6(c)(iii), the Lircay Project (note 6(c)(v)) and the Corongo Project (note 6(c)(vi)).

The presidents of Minerales y Metales California, S.A. de C.V. and Cardero Argentina S.A. provide management services for USD 3,750 each per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.

The Company has entered into a retainer agreement dated May 1, 2007 with LWTLC, pursuant to which LWTLC agrees to provide legal services to the Company.  Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $82,500 (plus applicable taxes and disbursements).  The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

PROPOSED TRANSACTIONS

Although the Company is currently investigating a number of additional property acquisitions, and is entertaining proposals for the option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with, other than with respect to the finalization of option agreements on the Corrales property, Mexico (see “Mexico – Corrales Property”).

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

CHANGES IN ACCOUNTING POLICIES

There have been no changes in accounting policies since November 1, 2007, being the start of the Company’s most recently completed fiscal year.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, receivables, investments and payables.

The Company’s cash at April 30, 2008 was $4,903,310 of which $203,008 was held in Mexican, Argentinean and Peruvian currencies.

The Company’s receivables and payables at April 30, 2008 were normal course business items that are settled on a regular basis.  The Company’s investments in ITH and Trevali are carried at quoted market value or an estimate thereof, and are classified as “available for sale” for accounting purposes. The intrinsic value represented by the share purchase warrants of ITH is carried at quoted market value or an estimate thereof, and this investment is classified as derivative financial instruments, changes to the fair value of which are included in net income. The Company has no plans to dispose of any significant portion of its investments in either ITH or Trevali.

MATERIAL PROCEEDINGS

Pursuant to an agreement dated October 17, 2007, the legal action among Western Telluric Resources Inc. (“WTR”) and Minera Olympic, S. de R.L. de C.V. (“Minera”) (the “Plaintiffs”) and the Company was settled. As its part of the settlement, the Company has agreed to issue an aggregate of 500,000 shares to WTR and to grant to WTR a 1.5% net smelter return royalty over its existing and future acquired Baja California properties, of which the Company can acquire one-half (0.75%) for the price of $2,000,000.  Fulfillment by the Company of its obligations under the Settlement Agreement was subject to the acceptance for filing thereof by the TSX (received on November 20, 2007) and AMEX (received on November 13, 2007) and certain other conditions precedent. The settlement transaction closed on May 23, 2008, with interests in all affected resource properties being transferred to the Company’s Mexican subsidiary.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at April 30, 2008 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of April 30, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the six months ended April 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RESTATEMENT

The Company restated the fair value adjustment to investments for the six month period ended April 30, 2007 to reflect the unrealized gain on derivatives of $960,000 as other income instead of comprehensive income. In addition, the Company has restated net loss per US GAAP and comprehensive income to account for the fair value of derivative financial instruments totalling $960,000 not previously recognized in the six months ended April 30, 2007. An adjustment for the cost of mineral properties capitalized has also been reflected in that period.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at June 10, 2008)

1.

Authorized and Issued capital stock:

Authorized	Issued	Value
An unlimited number of common shares without par value	56,240,873	$65,443,172

2.

Options Outstanding:

Number	Exercise Price	Expiry Date
81,200	$1.75	July 23, 2008
1,100,000	$1.95	August 4, 2008
412,500	$2.00	November 30, 2008
225,000	$1.70	December 20, 2008
100,000	$3.28	April 11, 2009
900,000	$1.47	September 7, 2009
350,000	$1.91	October 3, 2009
500,000	$1.50	January 16, 2010
3,668,700

2.

Warrants/Agent’s Options Outstanding:

Number	Exercise Price	Expiry Date
687,500	$2.00	July 12, 2008
1,125,866	$2.00	July 23, 2008
44,500	$1.75	July 23, 2008
3,775,500	$1.50	March 1, 2010
750,100	$1.35	March 1, 2010
6,383,466

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.cardero.com.